CONFIDENTIAL TREATMENT REQUESTED BY SCHLUMBERGER LIMITED

FOIA CONFIDENTIAL TREATMENT REQUESTED

May 15, 2007

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 7010

100 F Street, N.E.

Washington D.C. 20549-7010

Attn:	Mr. Karl Hiller
Branch Chief

Re:	Schlumberger Limited
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on February 16, 2007
File No. 001-04601

Dear Mr. Hiller:

On behalf of Schlumberger Limited (“Schlumberger” or the “Company”), I am responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing referenced above, which we received by letter dated April 10, 2007. The staff’s comments are listed below in italics for your convenience.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.	Please provide us with an updated analysis of the materiality of your contacts with Cuba, Iran, Sudan and Syria, individually and in the aggregate, and whether those contacts constitute a material investment risk for your security holders. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out

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stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.

We note also that California, Connecticut, Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, Dartmouth College and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. A September 2005 news report states that New York City’s comptroller sent you a letter requesting that you review your ties with Sudan and report your findings to your shareholders. A January 2006 press release from the Maine Office of the State Treasurer states that you were the first company that Maine’s State Held Trusts divested from due to your contacts with Sudan.

Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies that do business with Cuba, Iran, Sudan and Syria.

Response:

We believe that our operations and associated risks in the Listed Countries are not material in either a quantitative or qualitative sense based on the analysis in the schedule furnished with this letter and for the reasons set forth below.

Pursuant to Rules 418 and 12b-4, we are supplementally furnishing a schedule setting forth information concerning the revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria (“Listed Countries”). We hereby request that the schedule be returned to us upon completion of your review, and that pending its return it be withheld from release as containing competitively sensitive, proprietary business information of Schlumberger.

Business activities with respect to Listed Countries are conducted in conformance with the Company’s strict trade control compliance program for assuring full compliance with U.S. law. Specifically, the Company’s business activities involving Listed Countries have been undertaken and independently managed by indirectly wholly owned non-U.S. subsidiaries of Schlumberger Limited (a Netherlands Antilles corporation). These non-U.S. subsidiaries provide a broad range of oilfield services throughout the world.

Schlumberger takes very seriously its obligations to comply with applicable U.S. sanctions laws and dedicates significant human and financial resources to implementing and enforcing its commitment to compliance. To this end, Schlumberger requires that all of its affiliates and all U.S. and foreign personnel adhere to a comprehensive U.S. trade control (including economic sanctions and export and re-export controls) compliance program. Under this program, “U.S. persons” (as defined under relevant U.S. sanctions regulations) are prohibited from conducting business involving or

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specifically supporting, approving, or facilitating transactions in or with any country, person or entity subject to U.S. embargo (absent U.S. government approval). Relevant personnel receive ongoing U.S. sanctions compliance training to ensure that their understanding of the law and the Company’s trade control compliance policy and procedures is accurate and up to date.

In addition to the small relative size of the operations in the Listed Countries, the Company believes that the geographical diversification of its activities reduces the risk that loss of operations in any one country would be material to all the operations taken as a whole.

As an oilfield services company, management believes that our shareholders and other investors understand and expect that we will pursue sound business opportunities in hydrocarbon-producing countries around the world, provided that we do so lawfully and that we proceed in a manner that is protective of our personnel, assets, and overall financial condition.

In response to prior staff comments in 2005, expanded information with respect to operations in Listed Countries has been included in our Form 10-Qs for 2005 and in our subsequent Form 10-Ks. We note that our activities in Listed Countries do not represent a materially larger percentage of our operations than at the time of our discussions with the staff in 2005. Our Form 10-K for the year ended December 31, 2006 included the following disclosure:

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the approximately 80 countries in which we operate.

Our non-United States operations accounted for approximately 72% of our consolidated revenue in 2006, 75% in 2005 and 74% in 2004. Operations in countries other than the United States are subject to various risks, including:

•	unsettled political and economic conditions in certain areas;

•	exposure to possible expropriation or other governmental actions;

•	social unrest, acts of terrorism, war or other armed conflict;

•	confiscatory taxation or other adverse tax policies;

•	deprivation of contract rights;

•	trade restrictions or embargoes imposed by the United States or other countries;

•	restrictions on the repatriation of income or capital;

•	exchange controls;

•	inflation; and

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•	currency fluctuations and devaluations.

In addition, we are subject to risks associated with our operations in countries, including Iran, Syria, Sudan and Cuba, which are subject to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations.

The occurrence of any of the risks described above could reduce our earnings and our cash available for operations.

Although we continue to believe that these operations and risks are not material in either a quantitative or qualitative sense, we propose to insert the following additional disclosure in our future filings:

We are also subject to risks related to investment in our stock in connection with certain U.S. state divestment or investment limitation legislation applicable to companies with operations in these countries and similar actions by some private investors, which could adversely affect the market for our common stock.

We have also addressed, as you requested, the applicability to our Iran-related operations of new Section 5(b) of the Iran Sanctions Act. After a thorough analysis of this new provision and the relevant facts and circumstances, we confirm that our business activities in Iran do not raise any issues or risks under this provision, as none of our operations or activities in Iran involve the knowing provision of goods, services, technology, or other items that would contribute materially to Iran’s ability to acquire or develop weapons of mass destruction or destabilizing numbers of advanced conventional weapons.

2.	In your materiality analysis, please address the applicability to your Iran-related operations, including the direct or indirect payment of funds to Iran, of new Section 5(b) of the Iran Sanctions Act.

Response: Please refer to our response to comment 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Latin America, page 17

3.

We understand that while negotiating new contracts for drilling barge work, and the settlement of outstanding receivables associated with work performed in Venezuela, you have deferred recognition of revenues and expenses for costs of work performed during the third and fourth quarters of 2006. Tell us the amounts of revenues and costs you have deferred, and explain why you believe that the costs incurred for work performed during the third and fourth quarters of 2006 should not be expensed. Please identify the specific authoritative literature you have relied upon in formulating your approach. Also, tell us the amount of accounts receivable for which settlement has not been reached, identify the nature of the underlying transaction, including details as to the period in which the accounts were

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first recognized, and provide your views as to the likelihood of settling all or a portion of such receivables and the expected timing and recovery thereof.

Response:

In August 2006, Schlumberger signed an agreement (the “August 2006 Agreement”) with our client, Petroleos de Venezuela, S.A. (“PDVSA”), to terminate an integrated services contract we had with PDVSA to provide drilling barge services. Under the terms of the August 2006 Agreement:

•	the integrated services contract was terminated effective July 31, 2006;

•	Schlumberger and PDVSA both agreed to immediately start negotiating a set of new contracts for the drilling barge services;

•

as opposed to the previous contract which was to provide integrated services, the new contracts would not be integrated (i.e., there would be separate service contracts for logistics, drilling, engineering and coil tubing and PDVSA would be able to decide which service they would request Schlumberger to perform);

•	the pricing of these new contracts will be based on current market conditions; and

•

Schlumberger would continue to provide services to PDVSA under the same terms as the terminated contract and once the new contracts were signed the pricing and other terms and conditions would be retroactive to August 1, 2006.

During this period when Schlumberger continued to provide services to PDVSA pursuant to the August 2006 Agreement, the Company concluded that it would not be appropriate to recognize revenue relative to these services in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” namely because the ultimate price Schlumberger would be paid was not yet fixed or determinable.

Schlumberger also concluded that it was appropriate to defer the direct costs incurred in connection with services rendered during this time as such costs meet the definition of an asset. FASB Concept Statement No. 6, “Elements of Financial Statements,” defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Given the contractual relationship that existed between Schlumberger and PDVSA by virtue of the August 2006 Agreement as well as the documented acknowledgement by PDVSA of the acceptance of services and products delivered during this period, which represented persuasive evidence of an arrangement, and that the Company expected the ultimate pricing and resulting revenue from the new contracts to be at least equal to the costs deferred, Schlumberger concluded that the deferred costs meet the definition of an asset under generally accepted accounting principles. This treatment was discussed with our external auditors who agreed with our conclusion. Accordingly, approximately $11 million of direct costs were deferred as of the end of the third quarter of 2006 and an additional $19 million of costs were deferred during the fourth quarter of 2006 to bring the total amount of direct costs deferred as of December 31, 2006 to $30 million.

During the first quarter of 2007, the drilling and engineering contracts associated with the drilling barge services in Venezuela were finalized resulting in the recognition of approximately $32 million

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of revenue associated with services provided during the third and fourth quarter of 2006 and approximately $24 million of the $30 million of the previously deferred costs being expensed. Discussion regarding finalization of the two remaining contracts – for coil tubing and logistics services – are ongoing.

As of December 31, 2006, Schlumberger had net outstanding receivables relating to the drilling barge services for PDVSA of approximately $12 million. Such amount relates to services performed during 2006.

The $12 million outstanding receivable as of December 31, 2006 was net of payments on account of approximately $154 million. As of December 31, 2006, Schlumberger and PDVSA were negotiating exactly how the $154 million of payments on account were to be applied against specific invoices. This has been a very laborious process due to the fact that PDVSA has new management who were not in place when much of the gross receivables were generated. Discussing old invoices and interpretations of the contract with new PDVSA management introduced a certain level of uncertainty as to whether PDVSA would potentially honor all of the invoices billed by Schlumberger. Therefore, despite the fact that Schlumberger had a good faith belief that it was legally entitled to these payments (i.e., services had been rendered pursuant to a contractual arrangement), the Company concluded that it was appropriate to provide disclosure regarding the fact that discussions regarding the settlement of certain receivables were ongoing.

During the first quarter of 2007, Schlumberger and PDVSA concluded the discussions regarding allocating the payments on account to specific invoices in line with Schlumberger expectations. Schlumberger fully expects to collect the remaining $12 million of outstanding receivables within the next quarter.

* * * * * *

Should you have any further questions or comments, please contact me at (212) 457-0248.

Pursuant to your request, Schlumberger hereby acknowledges that (i) Schlumberger is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) comments from the Staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Schlumberger may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the U.S. federal securities laws.

By copy of this letter, we are requesting that the Freedom of Information Act officer accord the schedule furnished pursuant to this letter confidential treatment under the Commission’s rules.

Sincerely,

/s/ Ellen Summer

cc: Office of Freedom of Information and Privacy Act Operations